Filed Pursuant to Rule 424(b)(2)
Registration No. 333-180015

The information in this prospectus supplement is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

(SUBJECT TO COMPLETION) ISSUED JULY 25, 2013

PROSPECTUS SUPPLEMENT (To the prospectus dated March 9, 2012)

$

CIT Group Inc.
 % SENIOR UNSECURED NOTES DUE 2023

Interest payable on  and

The notes will mature on  , 2023. We may redeem some or all of the notes at any time or from time to time at a redemption price of 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the redemption date, plus a “make whole” premium. If a Change of Control Triggering Event (as defined herein) occurs, we will be required to offer to purchase the notes from holders at 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the purchase date. The notes will be general senior unsecured obligations and rank equally with our other senior unsecured indebtedness, including all of our other senior unsecured notes issued under the Base Indenture, our existing Series C Notes and the Revolving Credit Facility (each term as defined herein).

Investing in the notes involves risks. See “Risk Factors” beginning on page S-7 of this prospectus supplement.

PRICE :  % AND ACCRUED INTEREST, IF ANY

	Price to Public(1)		Underwriting Discounts and Commissions		Proceeds to Company Before Expenses(1)
Per Note(1)		%		%		%
Total for Notes	$		$		$

(1)	Plus accrued interest from , 2013, if settlement occurs after that date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company for the accounts of its participants, including Euroclear Bank S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme, on or about  , 2013.

Joint Book-Running Managers

Barclays	Credit Suisse	J.P. Morgan	Morgan Stanley

Co-Managers

Blaylock Robert Van, LLC
CastleOak Securities, L.P.
Drexel Hamilton
Mischler Financial Group, Inc.

 , 2013

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the prospectus and any applicable pricing supplement or documents to which we otherwise refer you in this prospectus supplement, the prospectus or any applicable pricing supplement. We and the underwriters have not authorized anyone else to provide you with different or additional information. We are not making an offer of these notes in any jurisdiction where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this prospectus supplement, the prospectus or any applicable pricing supplement or any document referred to therein is accurate as of any date other than the date on the front of that document.

Prospectus

ABOUT THIS PROSPECTUS SUPPLEMENT AND THE PRICING SUPPLEMENT

Except as the context otherwise requires, or as otherwise specified or used in this prospectus supplement or the accompanying prospectus or any pricing supplement, the terms “we,” “our,” “us,” “the Company,” “CIT,” “CIT Group” and “CIT Group Inc.” refer only to CIT Group Inc. and not to any of its subsidiaries. References in this prospectus supplement to “U.S. dollars” or “U.S. $” or “$” are to the currency of the United States of America.

This prospectus supplement sets forth certain terms of the notes that we may offer. It supplements the description of the notes contained in the prospectus under “Description of Debt Securities.” If information in this prospectus supplement is inconsistent with the prospectus, this prospectus supplement will control and you should not rely on the information in the prospectus to that extent.

We will provide a pricing supplement to this prospectus supplement. Any such pricing supplement may add, update or change information in this prospectus supplement or the prospectus. Information in any such pricing supplement will replace any inconsistent information in this prospectus supplement or the prospectus.

You should not consider any information in this prospectus supplement, the prospectus or any applicable pricing supplement to be investment, legal or tax advice. You should consult your own counsel, accountant and other advisors for legal, tax, business, financial and related advice regarding the purchase of the notes. We are not making any representation to you regarding the legality of an investment in the notes by you under applicable investment or similar laws.

The distribution of this prospectus supplement, the prospectus or any applicable pricing supplement and the offer, sale and delivery of the notes may be restricted by law in some jurisdictions. If you receive this prospectus supplement, the prospectus or any applicable pricing supplement, you must inform yourself about, and observe, any such restrictions. This prospectus supplement, the prospectus or any applicable pricing supplement is not an offer to sell the notes and we are not soliciting an offer to buy the notes in any state where the offer or sale is not permitted.

Offers and sales of the notes are subject to restrictions including in relation to the United Kingdom, the European Economic Area, Switzerland and the Dubai International Finance Center, details of which are set out in “Underwriting—Notice to Prospective Investors” in this prospectus supplement. The distribution of the prospectus, this prospectus supplement and any applicable pricing supplement and the offer, sale and delivery of the notes in other jurisdictions may be restricted by law. Persons who come into possession of the prospectus, this prospectus supplement and any applicable pricing supplement must inform themselves about and observe any applicable restrictions.

You should read and consider all information contained or incorporated by reference in this prospectus supplement, the prospectus and the pricing supplement before making your investment decision.

S-i

NON-GAAP FINANCIAL MEASURES

This prospectus supplement contains or incorporates by reference certain financial measures that are not calculated in accordance with accounting principles generally accepted in the United States (“GAAP”). Non-GAAP financial measures are meant to provide additional information and insight regarding operating results and financial position of the business and in certain cases to provide financial information that is presented to rating agencies and other users of financial information. These measures are not in accordance with GAAP or a substitute for GAAP measures and may be different from or inconsistent with non-GAAP financial measures used by other companies.

Net finance revenues and average earning assets, as presented in this prospectus supplement, are supplemental measures of our performance that are not required by, or presented in accordance with, GAAP. They are not measurements of our financial performance under GAAP and should not be considered as alternatives to net income or any other performance measures derived in accordance with GAAP or as alternatives to cash flows from operating activities as measures of our liquidity. See the “Non-GAAP Measurements” section of our Annual Report on Form 10-K for the year ended December 31, 2012, filed on March 1, 2013 (the “2012 10-K”), and our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2013, filed on May 9, 2013 (the “2013 First Quarter 10-Q”), and our Current Report on Form 8-K, filed on July 23, 2013, which includes preliminary results for the fiscal quarter ended June 30, 2013, in each case, incorporated herein by reference, for a reconciliation of non-GAAP to GAAP financial information for such periods.

S-ii

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. You can also find information about us by visiting our website at www.cit.com. We have included our website address as an inactive textual reference only. Information on our website is not incorporated by reference into and does not form a part of this prospectus supplement.

The SEC allows us to incorporate by reference into this prospectus supplement the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede the previously filed information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), other than any portions of the respective filings that were furnished, under applicable SEC rules, rather than filed, until we complete our offerings of the securities:

•	our Report on Form 10-K for the year ended December 31, 2012, filed on March 1, 2013;

•	our Proxy Statement on Schedule 14A for the 2013 Annual Meeting of Stockholders, filed on April 4, 2013;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, filed on May 9, 2013; and

•	our Current Reports on Form 8-K filed with the SEC on January 2, 2013, May 14, 2013, May 30, 2013, May 30, 2013, June 19, 2013 and July 23, 2013.

You may request a copy of these filings at no cost by writing or telephoning us at the following address or phone number:

Investor Relations Department
11 West 42nd Street
New York, NY 10036
(866) 54-CITIR
investor.relations@cit.com

FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus, the documents incorporated by reference in this prospectus supplement and the accompanying prospectus and other written reports and oral statements made from time to time by the company may contain “forward-looking statements” within the meaning of the Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations or forecasts of future events. They use words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “project,” “intend,” “plan,” “potential,” “will” and other words and terms of similar meaning in connection with a discussion of potential future events, circumstances or future operating or financial performance. You can also identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. Any forward-looking statements contained in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus are subject to unknown risks, uncertainties and contingencies. Forward-looking statements are included, for example, in the discussions about:

•	our liquidity risk and capital management, including our capital plan, leverage, capital ratios and credit ratings, and our liquidity plan,

•	our plans to change our funding mix and to access new sources of funding to broaden our use of deposit taking capabilities,

•	our credit risk management and credit quality,

•	our asset/liability risk management,

S-iii

•	accretion and amortization of fresh start accounting adjustments,

•	our funding, borrowing costs and net finance revenue,

•	our operational risks, including success of systems enhancements and expansion of risk management and control functions,

•	our mix of portfolio asset classes, including growth initiatives, acquisitions and divestitures, new products, new business and customer retention,

•	legal risks,

•	our growth rates,

•	our commitments to extend credit or purchase equipment, and

•	how we may be affected by legal proceedings.

All forward-looking statements involve risks and uncertainties, many of which are beyond our control, which may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. Also, forward-looking statements are based upon management’s estimates of fair values and of future costs, using currently available information. Therefore, actual results may differ materially from those expressed or implied in those statements. Factors, in addition to those disclosed under the caption “Risk Factors” beginning on page S-7 and under the caption “Risk Factors” in our 2012 10-K, that could cause such differences include, but are not limited to:

•	capital markets liquidity,

•	risks of and/or actual economic slowdown, downturn or recession,

•	industry cycles and trends,

•	uncertainties associated with risk management, including credit, prepayment, asset/liability, interest rate and currency risks,

•	estimates and assumptions used to fair value the balance sheet in accordance with fresh start accounting and actual variation between the estimated fair values and the realized values,

•	adequacy of reserves for credit losses,

•	risks inherent in changes in market interest rates and quality spreads,

•	funding opportunities, deposit taking capabilities and borrowing costs,

•	conditions and/or changes in funding markets and our access to such markets, including secured and unsecured term debt, credit facilities and the asset-backed securitization markets,

•	risks of implementing new processes, procedures, and systems,

•	risks associated with the value and recoverability of leased equipment and lease residual values,

•	application of fair value accounting in volatile markets,

•	application of goodwill accounting in a recessionary economy,

•	changes in laws or regulations governing our business and operations,

•	changes in competitive factors,

•	demographic trends,

•	customer retention rates,

•	future acquisitions and dispositions of businesses or asset portfolios, and

•	regulatory changes and/or developments.

Any or all of our forward-looking statements here or in other publications may turn out to be wrong, and there are no guarantees about the performance of the Company. We do not assume the obligation to update any forward-looking statement for any reason.

S-iv

PROSPECTUS SUPPLEMENT SUMMARY

The Company

Founded in 1908, CIT Group Inc., a Delaware corporation, is a bank holding company that, together with its subsidiaries (collectively “we,” “CIT” or the “Company”), provides primarily commercial financing and leasing products and other services to small and middle-market businesses across a wide variety of industries. CIT became a bank holding company in December 2008, and is regulated by the Board of Governors of the Federal Reserve System and the Federal Reserve Bank of New York under the U.S. Bank Holding Company Act of 1956, as amended.

CIT operates primarily in North America, with additional locations in Europe, South America and Asia. We are a commercial lender and lessor, providing financial solutions to small business and middle-market companies. Our clients operate in over 30 industries, including transportation, particularly aerospace and rail, manufacturing and retail. We originated over $9 billion of funded new business volume during 2012 and had over $35 billion of financing and leasing assets at March 31, 2013.

Each business has industry alignment and focuses on specific sectors, products and markets, with portfolios diversified by client and geography. Our principal product and service offerings include:

Products and Services
• Account receivables collection	• Factoring services
• Acquisition and expansion financing	• Financial risk management
• Asset management and servicing	• Import and export financing
• Asset-based loans	• Insurance services
• Credit protection	• Leases: operating, capital and leveraged
• Debt restructuring	• Letters of credit / trade acceptances
• Debt underwriting and syndication	• Merger and acquisition advisory services
• Debtor-in-possession / turnaround financing	• Secured lines of credit
• Deposits	• Small business loans
• Enterprise value and cash flow loans	• Vendor financing

We source business through marketing efforts directly to borrowers, lessees, manufacturers, vendors and distributors, and through referral sources and other intermediaries. We also buy participations in syndications of finance receivables and lines of credit and periodically purchase finance receivables on a whole-loan basis.

We generate revenue by earning interest on loans we hold on our balance sheet, collecting rentals on equipment we lease, and earning fee and other income for the financial services we provide. In addition, we strive to syndicate and sell certain finance receivables and equipment to leverage our origination capabilities, reduce concentrations, manage our balance sheet and maintain liquidity.

We set underwriting standards for each business unit and employ portfolio risk management models to achieve desired portfolio demographics. Our collection and servicing operations are organized by business and geography in order to provide efficient client interfaces and uniform customer experiences.

As a bank holding company, we have bank and non-bank subsidiaries. Our primary bank subsidiary is CIT Bank, a state chartered bank located in Salt Lake City, Utah, that offers commercial financing and leasing products and services and online banking products. CIT Bank is subject to regulation and examination by the Federal Deposit Insurance Corporation (“FDIC”) and the Utah Department of Financial Institutions. As of March 31, 2013, nearly all of the new U.S. business volume in Corporate Finance, Vendor Finance and Transportation Finance was being originated in CIT Bank.

We fund our non-bank business in the global capital markets, principally through asset-backed and other secured financing arrangements, various forms of unsecured debt and bank borrowings. CIT Bank funds itself via broker-originated deposits, retail certificates of deposit, retail savings accounts and various forms of secured funding. CIT relies on these diverse funding sources to maintain liquidity and manages interest rate, foreign currency and other market risks through disciplined matched-funding strategies.

Recent Developments

On July 23, 2013, we issued a press release announcing the financial results of CIT Group Inc. as of and for the quarter ended June 30, 2013, which was filed as an exhibit to a Current Report on Form 8-K filed with the SEC on July 23, 2013 and incorporated herein by reference. PricewaterhouseCoopers LLP, our independent registered public accounting firm, has not audited, reviewed, compiled or performed any procedures with respect to the financial information in the earnings release. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. We are currently preparing our Quarterly Report on Form 10-Q for the quarter ended June 30, 2013 which will be reviewed by our independent registered public accounting firm. While we believe the financial information in the earnings release fairly presents, in all material respects, our results of operations and financial condition for and as of the end of such quarter, the preparation of our Quarterly Report on Form 10-Q and the review by our independent registered public accounting firm could result in changes to our reported financial information, and such changes may be material.

The Offering

The following is a brief summary of some of the terms of this offering. For a more complete description of the terms of the notes, see “Description of Notes.” As used in this “The Offering” section, the terms “CIT Group Inc.,” “CIT,” the “Company,” “we,” “our,” “us” and other similar references refer only to CIT Group Inc. and not to any of its subsidiaries.

Issuer	CIT Group Inc. (“CIT”)
Notes Offered	$ aggregate principal amount of % senior unsecured notes due , 2023 (the “Notes”).
Maturity Date	, 2023.
Interest	Interest on the Notes will accrue at a rate of % per annum, payable semi-annually in cash in arrears on and of each year, commencing , 2014.
Ranking

The Notes will rank equally in right of payment with all existing and future unsubordinated unsecured indebtedness of CIT, including all of our other senior unsecured notes issued under the Base Indenture, our existing Series C Notes and the Revolving Credit Facility, and will be senior in right of payment to any future indebtedness of CIT that by its terms is expressly subordinated to the Notes.

The Notes will be effectively subordinated to any secured indebtedness of CIT to the extent of the value of the assets securing such indebtedness. The Notes will be structurally subordinated to all existing and future indebtedness and other liabilities of our subsidiaries, including guarantees of the Revolving Credit Facility by certain of our subsidiaries. The Notes will not be guaranteed by any of our subsidiaries or any third party. See “Risk Factors—Risks Relating to the Notes—The Notes are the unsecured obligations of CIT and not obligations of our subsidiaries and will be effectively subordinated to the claims of our subsidiaries’ creditors. Structural subordination increases the risk that we will be unable to meet our obligations on the Notes when they mature.” “Series C Notes” refers to our outstanding Series C senior unsecured notes, which were originally issued as Series C Second-Priority Secured Notes, but became unsecured on March 9, 2012 pursuant to the terms thereof as a result of our Series A Second-Priority Secured Notes (the “Series A Notes”) no longer being outstanding.

Optional Redemption

We may redeem the Notes at our option, at any time in whole or from time to time in part. The redemption price for the Notes to be redeemed on any redemption date will be equal to the greater of: (1) the principal amount of the Notes being redeemed plus accrued and unpaid interest to the redemption date; or (2) the sum of the present values of the principal amount of the Notes to be redeemed, together with the scheduled payments of interest (exclusive of interest to the redemption date) from the redemption date to the maturity date, discounted to the redemption date on a semi-annual basis, at the Treasury Yield (as defined in the “Description of Notes—Optional Redemption”), plus 50 basis points, plus accrued and unpaid interest on the principal amount of the Notes being redeemed to the redemption date.

Sinking Fund	None.
Change of Control Triggering Event

If we experience certain kinds of changes of control and certain ratings changes occur within a specified period after such change of control, we must offer to purchase the Notes at 101% of their principal amount, plus accrued and unpaid interest. For more details, see “Description of Notes—Purchase at the Option of Holders Upon Change of Control Triggering Event.”

Certain Covenants	The supplemental indenture contains a covenant that requires CIT to file reports with the Securities and Exchange Commission.
The indenture contains covenants that limit CIT’s ability to:
• create liens; and
• merge or consolidate, or sell, transfer, lease or dispose of all or substantially all of its assets.

These covenants are subject to a number of important exceptions, qualifications and limitations. See “Description of Notes—Reporting Covenant” in this prospectus supplement and “Description of Debt Securities—Certain Covenants” in the accompanying prospectus.

Use of Proceeds	We intend to use the net proceeds from this offering for general corporate purposes.
Risk Factors

Potential investors in the Notes should carefully consider the matters set forth herein under the caption “Risk Factors” beginning on page S-7 and under the caption “Risk Factors” in our 2012 10-K, which is incorporated herein by reference, prior to making an investment decision with respect to the Notes.

Summary Historical Financial Data

The following tables set forth our summary historical financial data. CIT Group Inc. prior to its emergence from bankruptcy on December 10, 2009 is referred to as “Predecessor CIT.” The Company used an accounting convenience date of December 31, 2009. As such, Fresh Start Accounting (“FSA”) is reflected in the financial statements as of December 31, 2009. Accretion and amortization of certain FSA adjustments began in 2010. Data subsequent to the Company’s adoption of FSA is not comparable to data in periods prior to emergence. CIT post emergence is referred to as “CIT.” All references to “CIT” in this “Summary Historical Financial Data” section include subsidiaries of Predecessor CIT or CIT, unless otherwise indicated or the context requires otherwise.

The balance sheet data for Predecessor CIT as of December 31, 2009 reflects the balance sheet inclusive of reorganization items and FSA adjustments. See Note 26 in our Annual Report on Form 10-K for the year ended December 31, 2011, filed on February 29, 2012, for more information on the reorganization items and FSA adjustments.

The below tables reflect certain revisions to our previously issued financial statements. For more information on the revisions, see “Note 1—Business and Summary of Significant Accounting Policies—Revisions” and “Note 27—Selected Quarterly Financial Data” in our 2012 10-K, incorporated herein by reference.

($ in millions)	CIT					Predecessor CIT
	Three Months Ended March 31,		Fiscal Years Ended December 31,			Fiscal Years Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
Statement of Operations Data:
Total interest income	$356	$426	$1,569	$2,229	$3,719	$2,362	$3,638

Interest expense
Interest on long-term borrowings	(250)	(1,044)	(2,745)	(2,683)	(2,992)	(2,514)	(3,037)
Interest on deposits	(42)	(36)	(152)	(111)	(88)	(151)	(102)

Total interest expense	(292)	(1,080)	(2,897)	(2,794)	(3,080)	(2,665)	(3,139)

Provision for credit losses	(20)	(43)	(52)	(270)	(820)	(2,661)	(1,049)

Other income
Rental income on operating leases	445	441	1,785	1,667	1,648	1,902	1,965
Other	70	255	653	953	1,005	(335)	495

Total other income	515	696	2,438	2,620	2,653	1,567	2,460
Other expenses
Depreciation on operating lease equipment	(143)	(138)	(533)	(575)	(676)	(1,144)	(1,145)
Operating expenses	(235)	(224)	(919)	(897)	(1,025)	(1,150)	(1,373)
Gain/(loss) on debt extinguishments	—	(23)	(61)	(135)	—	207	—
Goodwill and intangible assets impairment charges	—	—	—	—	—	(692)	(468)

Total other expenses	(378)	(385)	(1,513)	(1,607)	(1,701)	(2,779)	(2,986)

Income (loss) from continuing operations before reorganization items, fresh start accounting adjustments, and income taxes	181	(386)	(455)	178	771	(4,176)	(1,076)
Reorganization items	—	—	—	—	—	10,298	—
Fresh start accounting adjustments	—	—	—	—	—	(6,072)	—

Income (loss) from continuing operations before income taxes	181	(386)	(455)	178	771	50	(1,076)
(Provision) benefit for income taxes	(15)	(40)	(134)	(158)	(246)	133	444

Net income (loss) from continuing operations before attribution of non-controlling interests	166	(426)	(589)	20	525	183	(632)
Loss from discontinued operations	—	—	—	—	—	—	(2,166)
Preferred stock dividends	—	—	—	—	—	(188)	(65)
Net (income) loss available (attributable) to non-controlling interests, after tax	(3)	(1)	(3)	(5)	(4)	1	(1)

Net income (loss) available (attributable) to common stockholders	$163	$(427)	$(592)	$15	$521	$(4)	$(2,864)

($ in millions)	CIT					Predecessor CIT
	Three Months Ended March 31,		Fiscal Years Ended December 31,			Fiscal Years Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
Select Period Data:
Net finance revenue	$366	$(351)	$(77)	$527	$1,612	$455	$1,319
Average earning assets (AEA)	$33,023	$33,096	$32,522	$34,372	$40,844	$59,991	$64,226
Net financing revenue / AEA (%)	4.43%	(4.25%)	(0.24)%	1.53%	3.95%	0.75%	2.05%
Balance Sheet Data
Total cash and short-term investments	$6,941	$7,337	$7,572	$8,374	$11,205	$9,826	$8,366
Loans	22,120	20,512	20,847	19,906	24,648	35,185	53,126
Allowance for loan losses	(386)	(420)	(379)	(408)	(416)	—	(1,096)
Total loans, net of allowance for loan losses	21,734	20,092	20,468	19,498	24,232	35,163	52,030
Operating lease equipment, net	12,291	11,919	12,412	12,006	11,155	10,927	12,706
Total assets	44,563	44,182	44,012	45,263	51,453	60,562	80,449
Deposits	10,702	6,815	9,685	6,194	4,536	5,178	2,627
Total long-term borrowings	21,577	25,121	21,962	26,308	34,049	43,333	63,751
Total liabilities	36,061	35,711	35,673	36,377	42,527	52,160	72,280
Total equity and non-controlling interests	8,502	8,471	8,340	8,886	8,927	8,401	8,169
Other Financial Data:
Tier I capital ratio	16.4%	17.6%	16.3%	18.8%	19.0%	14.2%	9.4%
Total capital ratio	17.1%	18.5%	17.0%	19.7%	19.9%	14.2%	13.1%

RISK FACTORS

The operation of our business pursuant to a banking model, the continued economic uncertainty in the U.S. and other regions of the world, and the effects of the transactions that were effectuated in our 2009 bankruptcy reorganization each involve various elements of risk and uncertainty. Before making a decision whether to invest in the Notes, you should carefully consider the risks and uncertainties described below, as well as the risks described under “Risk Factors” in the accompanying prospectus and risks described under “Risk Factors” in our 2012 10-K and our 2013 First Quarter 10-Q, each of which is incorporated herein by reference. Additional risks that are presently unknown to us or that we currently deem immaterial may also impact our business.

Risks Relating to the Notes

We have a substantial amount of indebtedness which could adversely affect our financial position and prevent us from fulfilling our obligations under the Notes.

As of March 31, 2013, we had total debt of approximately $21.6 billion, excluding deposits. We may also incur significant additional indebtedness in the future. Our substantial indebtedness may:

•	make it difficult for us to satisfy our financial obligations, including making scheduled principal and interest payments on the Notes and our other indebtedness;

•	limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions or other general business purposes;

•	limit our ability to use our cash flow or obtain additional financing for future working capital, capital expenditures, acquisitions or other general business purposes;

•	require us to use a substantial portion of our cash flow from operations to make debt service payments;

•	limit our flexibility to plan for, or react to, changes in our business and industry;

•	place us at a competitive disadvantage compared to less leveraged competitors; and

•	increase our vulnerability to the impact of adverse economic and industry conditions.

We may not be able to generate sufficient cash to service our debt obligations, including our obligations under the Notes.

Our ability to make payments on and to refinance our indebtedness, including the Notes, will depend on our financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness, including the Notes.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be unable to provide new loans or other products or to fund our obligations to existing customers and otherwise implement our business plans, or to sell assets, seek additional capital or restructure or refinance our indebtedness, including the Notes. As a result, we may be unable to meet our scheduled debt service obligations. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. We may not be able to consummate those dispositions of assets or to obtain the proceeds that we could otherwise realize from them and proceeds received may not be adequate to meet any debt service obligations then due.

The Notes are the unsecured obligations of CIT and not obligations of our subsidiaries and will be effectively subordinated to the claims of our subsidiaries’ creditors. Structural subordination increases the risk that we will be unable to meet our obligations on the Notes when they mature.

The Notes are exclusively the obligations of CIT and are not obligations of our subsidiaries. We conduct a substantial portion of our business through our subsidiaries. As a result, our cash flow and ability to service our debt, including the Notes, depends upon the earnings of our subsidiaries and the distribution to us of earnings, loans or other payments from our subsidiaries.

Our subsidiaries are separate and distinct legal entities. Our subsidiaries will not guarantee the Notes and are under no obligation to pay any amounts due on the Notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. Payments to us from our subsidiaries will also be contingent upon such subsidiaries’ earnings and business considerations and may be subject to legal and contractual restrictions.

Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the Notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including senior and subordinated debt holders and bank and trade creditors. The indenture governing the Notes does not limit the amount of additional indebtedness that our subsidiaries may incur and permits these subsidiaries to incur secured debt without restriction. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

The Notes will rank equally in right of payment with all existing and future unsubordinated unsecured indebtedness of CIT, including all of our other senior unsecured notes issued under the Base Indenture, all of our existing Series C Notes and the Revolving Credit Facility, and will be senior in right of payment to any future indebtedness of CIT that by its terms is expressly subordinated to the Notes. The Notes will be effectively subordinated to any secured indebtedness of CIT, to the extent of the value of the assets securing such indebtedness. The Notes will not be guaranteed by any of our subsidiaries or any third party. The Notes will therefore be structurally subordinated to all existing and future indebtedness and other liabilities of our subsidiaries, including guarantees of the Revolving Credit Facility, which provides for aggregate borrowings of up to $2.0 billion, by certain subsidiaries of the Company. As of July 23, 2013, letters of credit of approximately $96.5 million, and no borrowings, were outstanding under the Revolving Credit Facility.

The Notes will be subject to the prior claims of any future secured creditors.

The Notes are unsecured obligations, ranking effectively junior to any secured indebtedness we may incur in the future. The indenture governing the Notes does not limit the amount of additional debt that we may incur and permits us to incur secured debt under specified circumstances. If we incur secured indebtedness, our assets securing any such indebtedness will be subject to prior claims by our secured creditors. In the event of our bankruptcy, insolvency, liquidation, reorganization, dissolution or other winding up, or upon any acceleration of the Notes, our assets that secure other indebtedness will be available to pay obligations on the Notes only after all such other debt secured by those assets has been repaid in full. Any remaining assets will be available to you ratably with all of our other unsecured and unsubordinated creditors, including trade creditors. If there are not sufficient assets remaining to pay all these creditors, then all or a portion of the Notes then outstanding would remain unpaid.

The Indenture for the Notes may not provide protection against events or developments that may affect our ability to repay the Notes or the trading prices for the Notes.

The Indenture governing the Notes contains a covenant limiting the ability of CIT to incur liens on its assets to secure indebtedness without equally and ratably securing the Notes. This limitation is subject to a number of important exceptions.

The Indenture governing the Notes does not:

•

require us to maintain any financial ratios or specific levels of net worth, revenues, income, cash flow or liquidity and, accordingly, does not protect holders of the Notes in the event that we experience material adverse changes in our financial condition or results of operations;

•	limit the ability of CIT and its subsidiaries to incur indebtedness;

•	limit the ability of any subsidiaries of CIT from incurring liens;

•	restrict our ability to pay dividends, prepay indebtedness ranking junior to the Notes or make investments; or

•

restrict our ability to engage in any acquisition or other transaction, other than our ability to merge or consolidate with, or sell all or substantially all of our assets to, another person without the surviving or transferring person (if other than CIT) assuming the obligations under the Notes.

For these reasons, you should not consider the covenants in the indenture as a significant factor in evaluating whether to invest in the Notes. In addition, we are subject to periodic review by independent credit rating agencies. An increase in the level of our outstanding indebtedness, or other events that could have an adverse impact on our business, properties, financial condition, results of operations or prospects, may cause the rating agencies to downgrade our credit ratings generally, and the ratings on the Notes, which could adversely impact the trading prices for, or the liquidity of, the Notes. Any such downgrade could also adversely affect our cost of borrowing, limit our access to the capital markets or result in more restrictive covenants in future debt agreements.

General market conditions and unpredictable factors could adversely affect market prices for the Notes.

There can be no assurance about the market prices for the Notes. Several factors, many of which are beyond our control, will influence the market value of the Notes. Factors that might influence the market value of the Notes include, but are not limited to:

•	our creditworthiness, financial condition, performance and prospects;

•	whether the ratings on the Notes provided by any ratings agency have changed;

•	the market for similar securities; and

•	economic, financial, geopolitical, regulatory or judicial events that affect us or the financial markets generally (including the occurrence of market disruption events).

If you purchase Notes, whether in this offering or in the secondary market, the Notes may subsequently trade at a discount to the price that you paid for them.

We may not be able to repurchase the Notes upon a Change of Control Triggering Event.

Upon the occurrence of specific kinds of change of control events, we will be required to offer to repurchase all outstanding Notes at 101% of their principal amount, plus accrued and unpaid interest, if either (i) the Notes were rated investment grade by Moody’s or S&P and are downgraded below investment grade by the rating agency that was rating the Notes investment grade within a period after such change of control or (ii) the Notes were rated below investment grade by Moody’s or S&P and are downgraded below the rating of the Notes by such rating agency prior to such change of control within a period after such change of control; provided, that if Moody’s or S&P ceases to rate the Notes or fails to make a rating of the Notes available, we shall use commercially reasonable efforts to appoint another “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) of the Exchange Act as a replacement and such replacement rating agency shall be substituted for either Moody’s or S&P, as applicable, in clauses (i) and (ii) above (a “Change of Control Triggering Event”). The source of funds for any such purchase of the Notes will be our available cash or cash generated from our subsidiaries’ operations or other sources, including borrowings, sales of assets or sales of equity. We may not be able to repurchase the Notes upon a Change of Control Triggering Event because we may not have sufficient financial resources to purchase all of the Notes that are tendered upon a Change of Control Triggering Event. Accordingly, we may not be able to satisfy our obligations to purchase the Notes, unless we are able to refinance. Our failure to repurchase the Notes as required upon a Change of Control Triggering Event would cause a default under the Indenture and (if the maturity of the Notes is accelerated under the Indenture as a result of such default at a time when the aggregate principal amount of the Notes exceeds $250,000,000) could result in a cross-default under the instruments governing our existing Revolving Credit Facility and the existing Series C Notes Indenture and it may cause a cross-default under instruments governing our other borrowings. Further, our existing Revolving Credit Facility also provides that a change of control will be a default that permits lenders to accelerate the maturity of borrowings thereunder. Any of our future debt agreements may contain similar provisions.

Your ability to transfer the Notes may be limited by the absence of an active trading market, and there is no assurance that any active trading market will develop for the Notes.

The Notes constitute a new issue of securities for which there is no established public market. Each of the underwriters has advised us that it intends to make a market in the Notes, as permitted by applicable laws and regulations. However, the underwriters are not obligated to make a market in the Notes, and they may discontinue their market-making activities at any time without notice. Therefore, we cannot assure you that an active market for the Notes will develop or, if developed, that it will continue. Historically, the market for non-investment-grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the Notes.

We cannot assure you that the market, if any, for the Notes will be free from similar disruptions or that any such disruptions may not adversely affect the prices at which you may sell your Notes. In addition, subsequent to their initial issuance, the Notes may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar debt securities, our performance and other factors.

USE OF PROCEEDS

We anticipate receiving approximately $  million in net proceeds from the sale of the Notes, after the underwriters’ discount and estimated fees and expenses. We intend to use the net proceeds from the offering of the Notes for general corporate purposes.

CAPITALIZATION

The following table sets forth our consolidated cash and capitalization, as of March 31, 2013, and on an as adjusted basis to give effect, as of such date, to the issuance of the notes offered by this prospectus supplement. No adjustments have been made to reflect normal course operations by us, repayment or issuance of other indebtedness or other developments with our business, after March 31, 2013, and thus the as adjusted information provided below is not indicative of our actual cash position or capitalization at any date. The information presented in the table below should be read in conjunction with the consolidated historical financial statements and notes thereto that are included in our 2012 10-K and our 2013 First Quarter 10-Q, each of which is incorporated by reference into this prospectus supplement.

	March 31, 2013
	Actual	As Adjusted
	($ in millions)
Cash and Short-Term Investments(1)	$6,941.3	$

Secured Borrowings(2)	$9,775.3		$9,775.3
Revolving Credit Facility(3)	—		—
Series C Notes(4)	5,250.0		5,250.0
Senior Unsecured Notes(5)	6,500.0		6,500.0
% Notes due 2023 offered hereby	—
Other Debt	51.7		51.7

Total Long-Term Borrowings	21,577.0
Total Common Stockholders’ Equity	8,494.4		8,494.4
Non-controlling Minority Interests	7.7		7.7
Cash and Short-Term Investments(1)	$6,941.3	$

Total Capitalization	$30,079.1	$

(1)

Comprised of $1.4 billion of short-term investments and $5.5 billion of cash. Cash and short-term investment securities consisted of $2.3 billion related to the bank holding company and $2.8 billion at CIT Bank, with the remainder comprised of cash at operating subsidiaries and restricted balances as of March 31, 2013.

(2)	See Note 5 in the Notes to our consolidated financial statements included in our 2013 First Quarter 10-Q, incorporated by reference into this prospectus supplement.

(3)	Excludes $96.5 million letters of credit outstanding as of July 23, 2013. The aggregate commitment under the Revolving Credit Facility is $2 billion.

(4)	Consists of the following aggregate principal amount of Series C Notes:

	March 31, 2013
	Actual	As Adjusted
	($ in millions)
5.250% Series C Notes due April 1, 2014	$1,300.0	$1,300.0
4.750% Series C Notes due February 15, 2015	1,500.0	1,500.0
6.625% Series C Notes due April 1, 2018	700.0	700.0
5.500% Series C Notes due February 15, 2019	1,750.0	1,750.0

Total Series C Notes	$5,250.0	$5,250.0

(5)	Consists of the following aggregate principal amount of Senior Unsecured Notes:

	March 31, 2013
	Actual	As Adjusted
	($ in millions)
5.000% Senior Unsecured Notes due May 15, 2017	$1,250.0	$1,250.0
4.250% Senior Unsecured Notes due August 15, 2017	1,750.0	1,750.0
5.250% Senior Unsecured Notes due March 15, 2018	1,500.0	1,500.0
5.375% Senior Unsecured Notes due May 15, 2020	750.0	750.0
5.000% Senior Unsecured Notes due August 15, 2022	1,250.0	1,250.0

Total Senior Unsecured Notes	$6,500.0	$6,500.0

DESCRIPTION OF REVOLVING CREDIT FACILITY

On August 25, 2011, the Company and certain of its subsidiaries entered into a Revolving Credit and Guaranty Agreement, among the Company, certain subsidiaries of the Company, as guarantors, the lenders party thereto from time to time and Bank of America, N.A. as administrative agent and letter of credit issuer (the “Revolving Credit Facility”). The total commitment amount under the Revolving Credit Facility is $2 billion, consisting of a $1.65 billion revolving loan tranche and a $350 million revolving loan tranche that can also be utilized for issuance of letters of credit. The Revolving Credit Facility matures on August 14, 2015 and accrues interest at a per annum rate of LIBOR, plus a margin of 2.00% to 2.75% (with no floor) or Base Rate, plus a margin of 1.00% to 1.75% (with no floor). As of March 31, 2013, based on the Company’s current debt rating, the applicable margin for LIBOR loans is 2.50% and the applicable margin for Base Rate loans is 1.50%. As of July 23, 2013, letters of credit of approximately $96.5 million, and no borrowings, were outstanding under the Revolving Credit Facility.

On March 9, 2012, CIT redeemed the entire remaining balance of the Series A Notes, causing all the collateral and subsidiary guarantees under the Revolving Credit Facility to be released, except for subsidiary guarantees from eight of the Company’s domestic operating subsidiaries (“Continuing Guarantors”). The Revolving Credit Facility is subject to an asset coverage covenant (based on the book value of eligible assets of the Continuing Guarantors) of 2.0x the sum of the aggregate commitments under the Revolving Credit Facility and the aggregate amount of indebtedness (except for subordinated intercompany indebtedness) of the Continuing Guarantors. As of May 31, 2013, the Company is in compliance with the guarantor asset coverage ratio required by the Revolving Credit Facility. The Revolving Credit Facility is also subject to a $6 billion minimum consolidated net worth covenant, tested quarterly, and limits the Company’s ability to create liens, make certain restricted payments (upon the occurrence and during the continuance of an Event of Default), merge, consolidate or sell, transfer, lease or dispose of all or substantially all of its assets or grant a negative pledge.

This summary is not complete and reference is made to the actual Revolving Credit Facility, which is an exhibit to our Current Report on Form 8-K filed with the SEC on August 26, 2011.

DESCRIPTION OF NOTES

You can find the definitions of certain terms used in this description under the subheading “—Certain Definitions” or in the accompanying prospectus under the heading “Description of Debt Securities.” In this description, the word “CIT” refers only to CIT Group Inc. and not to any of its subsidiaries.

CIT will issue the Notes offered by this prospectus supplement pursuant to the indenture, dated as of March 15, 2012 (the “Base Indenture”), between CIT and Wilmington Trust, National Association, as trustee (the “Trustee”), and Deutsche Bank Trust Company Americas, as paying agent, security registrar and authenticating agent, as supplemented by a supplemental indenture, dated as of the Issue Date (the “Supplemental Indenture” and, together with the Base Indenture, the “Indenture”). The Notes will constitute a separate series of notes from any other series of debt securities that may be issued from time to time under the Indenture. The Indenture does not limit the aggregate principal amount of Notes that may be issued thereunder and the Base Indenture does not limit the aggregate principal amount of debt securities that may be issued generally thereunder.

The following description is a summary of the material provisions of the Indenture and the Notes. It does not restate those agreements in their entirety. We urge you to read the Indenture and the Notes because they, and not this description, define your rights as holders of the Notes. Copies of the Indenture and the Notes are available as set forth in this prospectus supplement under the caption “Where You Can Find More Information.” Certain defined terms used in this description, but not defined below under the caption “—Certain Definitions” have the meanings assigned to them in the Indenture and the Notes.

The registered holder of a Note will be treated as the owner of such Note for all purposes. Only registered holders of Notes will have rights under the Indenture.

Brief Description of the Notes

The Notes will be:

•

equal in right of payment with all of CIT’s existing and future unsecured obligations that are not expressly subordinated to the Notes, including the other senior unsecured notes issued under the Base Indenture, the existing Series C Notes and the Revolving Credit Facility;

•	structurally subordinated to all existing and future indebtedness and other liabilities of CIT’s Subsidiaries, including guarantees of the Revolving Credit Facility by certain Subsidiaries;

•	effectively subordinated to all secured obligations of the Company, to the extent of the value of the assets securing such obligations; and

•	senior in right of payment to any future indebtedness of CIT that is expressly subordinated to the Notes.

The Notes will be unsecured and will not be guaranteed by any of our subsidiaries or any third party. Certain subsidiaries of the Company guarantee the Revolving Credit Facility, which provides for aggregate borrowings of up to $2.0 billion. As of July 23, 2013, letters of credit of approximately $96.5 million, and no borrowings were outstanding under the Revolving Credit Facility.

Absence of FDIC Insurance and Guarantees

The Notes are not savings accounts or deposits with CIT Bank or any other Subsidiary of CIT, nor are they insured by the FDIC or by the United States or any agency or fund of the United States. In addition, the Notes are not obligations of, or guaranteed by, CIT Bank.

Principal, Maturity and Interest

In this offering, CIT will issue $  aggregate principal amount of the Notes.

CIT may issue additional Notes under the Indenture, having identical terms and conditions as the Notes being issued in this offering, except for issue date, and, in certain cases, the issue price and the first interest payment date, either of which may differ from the respective terms of the previously issued Notes of the same series, from time to time after this offering, in an unlimited aggregate principal amount (the “Additional Notes”). The Notes offered by this prospectus supplement and any such Additional Notes that

CIT subsequently issues under the Indenture would be treated as a single series for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase; provided that, if any such Additional Notes subsequently issued are not fungible for U.S. federal income tax purposes or securities law purposes with any Notes previously issued, such Additional Notes shall trade separately from such previously issued Notes under a separate CUSIP number, but shall otherwise be treated as a single series with all other Notes issued under the Indenture.

CIT will issue Notes in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

The Notes will mature on  , 2023.

Interest on the Notes will accrue at the rate of  % per annum. Interest on the Notes will be payable semi-annually in arrears on  and  , commencing on  , 2014. CIT will make each interest payment to the holders of record on the immediately preceding  and  .

Interest on the Notes will accrue from the Issue Date or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. CIT will deposit the funds with the paying agent in connection with any principal, interest or redemption payment one business day prior to the applicable payment date.

Methods of Receiving Payments on the Notes

If a holder of Notes has given wire transfer instructions to CIT, CIT will pay all principal, interest, and premium, if any, on that holder’s Notes in accordance with those instructions. All other payments on the Notes will be made at the office or agency of the paying agent and registrar within the City and State of New York, unless CIT elects to make interest payments by check mailed to the holders of the Notes at their address set forth in the register of holders.

Paying Agent and Registrar for the Notes

Deutsche Bank Trust Company Americas will initially act as paying agent and registrar. CIT may change the paying agent or registrar without prior notice to the holders of the Notes, and CIT or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange Notes in accordance with the provisions of the Indenture. The registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of Notes. Holders will be required to pay all taxes due on transfer. CIT will not be required to transfer or exchange any Note selected for redemption. Also, CIT will not be required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

Optional Redemption

At any time and from time to time, CIT may redeem all or any part of the Notes, upon not less than 30 nor more than 60 days’ notice to each holder of Notes, at a redemption price in cash equal to the greater of:

(1) 100% of the aggregate principal amount of the Notes redeemed, and

(2) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed that would be due after the related redemption date but for such redemption (exclusive of interest accrued to the redemption date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Yield plus 50 basis points;

plus, in either case, accrued and unpaid interest, if any, to the date of redemption, subject to the rights of holders of such Notes on a relevant record date to receive interest due on a relevant interest payment date.

In addition to CIT’s right to redeem Notes as set forth above, CIT may at any time and from time to time purchase Notes in open market transactions, tender offers or otherwise.

Unless CIT defaults in the payment of the redemption price, interest will cease to accrue on the Notes or portions thereof called for redemption on the applicable redemption date.

Selection and Notice

If less than all of the Notes are to be redeemed at any time, the Notes shall be redeemed on a pro rata basis or in accordance with the Depositary’s customary procedures.

No Notes of $2,000 principal amount or less can be redeemed in part. Notice of redemption will be mailed by first class mail to each holder of Notes to be redeemed at its registered address at least 30 but not more than 60 days before the applicable redemption date, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture.

If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount of that Note that is to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the holder of any Note being redeemed in part upon surrender for cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the applicable redemption date, interest will cease to accrue on Notes or portions of Notes called for redemption, unless CIT defaults in the payment of the redemption price.

Mandatory Redemption

CIT is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

Purchase at the Option of Holders Upon Change of Control Triggering Event

Upon the occurrence of a Change of Control Triggering Event, CIT will be obligated to make an offer to purchase (a “Change of Control Offer”) and each holder of Notes will have the right to require CIT to purchase all or any part (equal to $2,000 in principal amount or an integral multiple of $1,000 in principal amount in excess thereof) of that holder’s Notes on the terms set forth in the Indenture. In the Change of Control Offer, CIT will offer a Change of Control payment in cash equal to 101% of the aggregate principal amount of Notes purchased, plus accrued and unpaid interest, if any, on the Notes purchased to the date of purchase, subject to the rights of holders of Notes on the relevant record date to receive interest due on the relevant interest payment date.

Within 30 days following the date upon which the Change of Control Triggering Event occurred, or at CIT’s option, prior to any Change of Control, but after the public announcement of the pending Change of Control and conditional upon a Change of Control Triggering Event occurring, CIT will mail, by first class mail, a notice to each holder of Notes, with a copy to the Trustee, describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the Change of Control payment date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, other than as required by law, pursuant to the procedures required by the Indenture and described in such notice. The notice, if mailed prior to the date of consummation of the Change of Control, will state that the Change of Control Offer is conditioned on the consummation of the Change of Control and upon a Change of Control Triggering Event occurring on or prior to the Change of Control payment date.

CIT will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder, to the extent those laws and regulations are applicable to the purchase of the Notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, CIT will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the Indenture by virtue of such compliance.

On the Change of Control payment date, CIT will, to the extent lawful:

(1) accept for payment all Notes or portions of Notes properly tendered and not withdrawn pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control payment in respect of all Notes or portions of Notes properly tendered and not withdrawn pursuant to the Change of Control Offer; and

(3) deliver or cause to be delivered to the authenticating agent the Notes properly accepted, together with an officers’ certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by CIT.

The paying agent will promptly mail to each holder of Notes properly tendered and not withdrawn pursuant to the Change of Control Offer the Change of Control payment for such Notes, and the authenticating agent will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any. CIT will publicly announce the results of the Change of Control Offer on or as soon as reasonably practicable after the Change of Control payment date.

The provisions described above that require CIT to make a Change of Control Offer following a Change of Control Triggering Event will be applicable whether or not any other provisions of the Indenture are applicable, except as provided in the legal defeasance and covenant defeasance provisions applicable to the Notes, which will include the ability to defease this provision. Except as described above with respect to a Change of Control Triggering Event, the Indenture does not contain provisions that require CIT to purchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

CIT will not be required to make a Change of Control Offer upon a Change of Control Triggering Event, if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by CIT and purchases all Notes validly and properly tendered and not withdrawn under the Change of Control Offer, (2) CIT has given notice to redeem all Notes in accordance with the redemption provisions of the Indenture, as described above under the caption “—Optional Redemption,” unless and until there is a default in payment of the applicable redemption price or (3) in connection with or in contemplation of any Change of Control for which a definitive agreement is in place, CIT or a third party has made an offer to purchase (an “Alternate Offer”) any and all Notes validly and properly tendered at a cash price equal to or higher than the Change of Control Offer payment and has purchased all Notes validly and properly tendered and not withdrawn in accordance with the terms of such Alternate Offer.

The definition of Change of Control includes a phrase relating to the sale, assignment, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of CIT and its Subsidiaries, taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require CIT to purchase its Notes as a result of a sale, assignment, lease, transfer, conveyance or other disposition of less than all of the assets of CIT and its Subsidiaries, taken as a whole, to another Person or group may be uncertain.

An Event of Default will occur should CIT fail to make a Change of Control Offer within three days of the occurrence of a Change of Control Triggering Event. Amendment or waiver of the provisions described in this section will require consent of holders of a majority of the outstanding principal amount of Notes.

Reporting Covenant

Whether or not required by the rules and regulations of the SEC, so long as any Notes are outstanding, CIT will furnish to the holders of Notes or cause the Trustee to furnish to the holders of Notes, within 30 days after CIT is (or would be) required to file the same with the SEC:

(1) all quarterly and annual reports that CIT is required to file, or would be required to file with the SEC on Forms 10-Q and 10-K, if CIT were required to file such reports; and

(2) all current reports that CIT is required to file, or would be required to file with the SEC on Form 8-K, if CIT were required to file such reports;

provided that any such above information or reports filed with the EDGAR system of the SEC (or any successor system) and available publicly on the Internet shall be deemed to be furnished to the holders of Notes.

All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports. Each Annual Report on Form 10-K will include a report on CIT’s consolidated financial statements by CIT’s independent registered public accounting firm.

In addition, whether or not required by the SEC, CIT will file a copy of all of the reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the SEC’s rules and regulations applicable to such reports for the status of the filer that CIT would otherwise be, if it were required to file reports with the SEC, subject to extension as set forth in Rule 12b-25(b)(ii) under the Exchange Act (or any successor provision) (unless the SEC will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. CIT agrees that it will not take any action that would cause the SEC not to accept such filings. If, notwithstanding the foregoing, the SEC will not accept such filings for any reason, CIT will post the reports specified in the preceding sentence on its publicly accessible website within the time periods that would apply, if CIT were required to file those reports with the SEC.

If, and so long as, all of the Capital Stock of CIT is beneficially owned, directly or indirectly, by a Person (the “Parent”) (i) whose corporate family and corporate credit ratings are Investment Grade Ratings and (ii) that files reports with the SEC under Section 13(a) or 15(d) of the Exchange Act, the requirements in the preceding three paragraphs shall be deemed satisfied by the filing by such Parent of the reports specified in the first paragraph within the time periods specified therein.

CIT shall have the ability to defease the covenant described in this section “Reporting Covenant” in accordance with the defeasance provisions described under “Description of the Debt Securities—Legal Defeasance and Covenant Defeasance” in the accompanying prospectus.

Additional Provisions

The Indenture governing the Notes contains certain other provisions that apply to the Notes, including (i) covenants that limit CIT’s ability to create liens and merge or consolidate, or sell, transfer, lease or dispose of all or substantially all of its assets; (ii) events of default; (iii) amendment, supplement and waiver; (iv) legal defeasance and covenant defeasance; and (v) satisfaction and discharge. See “Description of Debt Securities—Certain Covenants,” “—Events of Default,” “—Amendment, Supplement and Waiver,” “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge” in the accompanying prospectus.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of CIT, as such, will have any liability for any obligations of CIT under the Notes or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Concerning the Trustee

If the Trustee becomes a creditor of CIT, the Indenture limits the right of the Trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions. However, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as Trustee or resign.

The holders of a majority in aggregate principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that, where an Event of Default occurs and is continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of Notes, unless such holder has offered to the Trustee security and indemnity reasonably satisfactory to it against any loss, liability or expense.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all defined terms used therein, as well as any other capitalized terms used herein for which no definition is provided.

“Beneficial Owner” has the meaning assigned to such term in Rule l3d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Board of Directors” means the board of directors of the Company or any committee thereof duly authorized to act on behalf of such board.

“Capital Stock” of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of, or interests in (however designated), equity of such Person, including preferred stock, but excluding any debt securities convertible into such equity.

“Change of Control” means the occurrence of any of the following:

(1) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the Beneficial Owner of more than 50% of the total outstanding Voting Stock (measured by voting power rather than the number of shares) of CIT, other than in any such transaction where:

(A) the Voting Stock of CIT outstanding immediately prior to such transaction is changed into or exchanged for Voting Stock of another Person (the “Permitted Parent”) constituting a majority of the outstanding Voting Stock (measured by voting power rather than the number of shares) of the Permitted Parent (immediately after giving effect to such issuance); and

(B) immediately after such transaction, no “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) is the Beneficial Owner of more than 50% of the total outstanding Voting Stock (measured by voting power rather than the number of shares) of the Permitted Parent; or

(2) CIT sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any Person, other than any such transaction where:

(A) the Voting Stock of CIT outstanding immediately prior to such transaction is changed into or exchanged for Voting Stock of the transferee Person (the “Transferee”) constituting a majority of the outstanding shares of the outstanding Voting Stock (measured by voting power rather than the number of shares) of the Transferee (immediately after giving effect to such issuance); and

(B) immediately after such transaction, no “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), is the Beneficial Owner of more than 50% of the total outstanding Voting Stock (measured by voting power rather than the number of shares) of the Transferee.

Following any transaction described in clause (1)(A), the Permitted Parent shall be substituted for CIT in this definition and the definition of “Trigger Period,” and following any transaction described in clause (2)(A), the Transferee shall be substituted for CIT in this definition and the definition of “Trigger Period.”

“Change of Control Triggering Event” means the occurrence of both (i) a Change of Control and (ii) a Ratings Downgrade Event.

“Comparable Treasury Issue” means the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term of the Notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes; provided, however, that if no maturity is within three months before or after the maturity date for such Notes, yields for the two published maturities most closely corresponding to such United States Treasury security will be determined and the treasury rate will be interpolated or extrapolated from those yields on a straight line basis rounding to the nearest month.

“Comparable Treasury Price” means, with respect to any redemption date, (a) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (b) if the Independent Investment Banker obtains fewer than four Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means Morgan Stanley & Co. LLC (and its respective successors) or, if any such firm is not willing and able to select the applicable Comparable Treasury Issue, an independent investment banking institution of national standing appointed by CIT and reasonably acceptable to the Trustee.

“Investment Grade Rating” means a rating from Moody’s of Baa3 or higher (or its equivalent under any successor rating category of Moody’s) and a rating from S&P of BBB- or higher (or its equivalent under any successor rating category of S&P), in each case with a stable outlook, and the equivalent investment grade credit rating from any replacement rating agency or rating agencies selected by CIT under the circumstances permitting CIT to select a replacement agency and in the manner for selecting a replacement agency, in each case, as set forth in the definition of “Rating Agency.”

“Issue Date” means the date on which the Notes are first issued.

“Moody’s” means Moody’s Investors Service, Inc.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Rating Agency” means each of Moody’s and S&P; provided, that if Moody’s or S&P ceases to rate the Notes or fails to make a rating of the Notes available, CIT shall use commercially reasonable efforts to appoint another “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) of the Exchange Act as a replacement for such Rating Agency and, following such appointment, such replacement rating agency shall be substituted in this definition for the rating agency that ceased to rate the Notes or failed to make a rating of the Notes available; provided that CIT shall give notice of such appointment to the Trustee.

“Ratings Downgrade Event” means, on any date during the Trigger Period, the Notes being downgraded by at least one modifier (a modifier being plus, neutral or minus for S&P, 1, 2 or 3 for Moody’s and a similar modifier by any other Rating Agency) by one of the Rating Agencies from the rating on the Notes by such Rating Agency on the date prior to the first day of the Trigger Period; provided that no Ratings Downgrade Event shall be deemed to occur, if either (i) the rating on the Notes by each Rating Agency that downgraded its rating is an Investment Grade Rating after the downgrade or (ii) in respect of a particular Change of Control, if the Rating Agency or Agencies (as applicable) that downgraded the Notes announce or confirm or inform the Trustee in writing that the reduction was not the result, in whole or in part, of any event or circumstance comprised of, or arising as a result of, or in respect of, the applicable Change of Control.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date for the Notes, an average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue for the Notes to be redeemed (expressed, in each case, as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

“Reference Treasury Dealers” means Barclays Capital Inc., Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC and, in each case, their successors (each, a “Primary Treasury Dealer”); provided, however, that if any of the foregoing shall resign as a Reference Treasury Dealer or cease to be a primary U.S. government securities dealer, CIT will substitute therefor another primary U.S. government securities dealer.

“S&P” means Standard & Poor’s Ratings Group, a division of The McGraw Hill Corporation.

“Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

“Treasury Yield” means, with respect to any redemption date, (a) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue; or (b) if the release (or any successor release) is not published during the week preceding the calculation date or does not contain these yields, the rate per annum equal to the semi-annual equivalent yield to maturity (computed as of the third business day immediately preceding such redemption date) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the applicable Comparable Treasury Price for such redemption date.

“Trigger Period” means the period commencing one day prior to the first public announcement by CIT of an arrangement that could result in a Change of Control and ending 60 days following consummation of the Change of Control (which period will be extended following consummation of a Change of Control for so long as the rating of the Notes is under announced consideration for possible downgrade by any of the Rating Agencies as the result, in whole or in part, of any event or circumstance comprised of, or arising as a result of, or in respect of, the applicable Change of Control).

“Voting Stock” of any specified Person, as of any date, means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

UNITED STATES TAXATION

The following supplements the description of certain United States federal income tax consequences of owning the debt securities under “United States Taxation” in the accompanying prospectus, and is subject to the exceptions and limitations therein.

Change of Control Event

If we experience certain kinds of changes of control and certain ratings changes occur within a specified period after such change of control, we must offer to purchase the Notes at 101% of their principal amount, plus accrued and unpaid interest. For more details, see “Description of Notes—Purchase at the Option of Holders Upon Change of Control Triggering Event.” However, under applicable Treasury Regulations, the possibility of one or more contingent payments on the Notes may be disregarded for the purposes of determining whether the Notes provide for one or more contingent payments for United States federal income tax purposes, if on the date the Notes are issued, the possibility of such contingent payments occurring is incidental or remote. We intend to treat the possibility that such offer to purchase will occur as a remote or incidental contingency. Therefore, the tax treatment of the Notes should be as described in the base prospectus.

Withholdable Payments to Foreign Financial Entities and Other Foreign Entities

Recent administrative guidance provides that the withholding described in “United States Taxation—Withholdable Payments to Foreign Financial Entities and Other Foreign Entities” in the accompanying prospectus (“FATCA Withholding”) will generally not apply to debt obligations that are issued prior to July 1, 2014; therefore, the Notes will not be subject to FATCA withholding.

BENEFIT PLAN INVESTOR CONSIDERATIONS

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (each, a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Notes. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan, and whether the investment would involve a prohibited transaction under ERISA or the Internal Revenue Code of 1986, as amended (the “Code”).

Section 406 of ERISA and Section 4975 of the Code prohibit Plans, as well as individual retirement accounts, Keogh plans and any other plans that are subject to Section 4975 of the Code (also “Plans”), from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to the Plan. A violation of these prohibited transaction rules may result in excise tax or other liabilities under ERISA or the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) (“Non-ERISA Arrangements”) are not subject to the requirements of Section 406 of ERISA or Section 4975 of the Code, but may be subject to similar provisions under applicable federal, state, local, non-U.S or other laws (“Similar Laws”).

The acquisition or holding of the Notes by a Plan or any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) with respect to which we, the underwriters or the paying agent or any of their respective affiliates is or becomes a party in interest or disqualified person may result in a prohibited transaction under ERISA or Section 4975 of the Code, unless the Notes are acquired and held pursuant to an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs,” that may provide exemptive relief, if required, for direct or indirect prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions are PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers), PTCE 90-1 (for certain transactions involving insurance company pooled separate accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 95-60 (for transactions involving certain insurance company general accounts), and PTCE 96-23 (for transactions managed by in-house asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code provide an exemption for the purchase and sale of the Notes; provided that neither the issuer of the Notes nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction and provided further that the Plan pays no more and receives no less than “adequate consideration” in connection with the transaction (the “service provider exemption”). There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Because of the foregoing, the Notes should not be acquired or held by any person investing “plan assets” of any Plan, Plan Asset Entity or Non-ERISA Arrangement, unless such acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or similar violation of any applicable Similar Laws.

Any purchaser or holder of the Notes, or any interest therein, will be deemed to have represented by its purchase and holding of the Notes, or any interest therein, that it either (1) is not a Plan, a Plan Asset Entity or a Non-ERISA Arrangement and is not purchasing the Notes on behalf of or with the assets of any Plan, a Plan Asset Entity or Non-ERISA Arrangement or (2) the purchase and holding of the Notes will not constitute a non-exempt prohibited transaction under ERISA or the Code or a similar violation under any applicable Similar Laws.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Notes on behalf of, or with the assets of, any Plan, a Plan Asset Entity or Non-ERISA Arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above, the service provider exemption or the potential consequences of any purchase or holding under Similar Laws, as applicable. Purchasers of the Notes have exclusive responsibility for ensuring that their purchase and holding of the Notes do not violate the fiduciary or prohibited transaction rules of ERISA or the Code or any similar provisions of Similar Laws. The sale of any Notes to a Plan, Plan Asset Entity or Non-ERISA Arrangement is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by any Plans, Plan Asset Entities or Non-ERISA Arrangements generally or any particular Plan, Plan Asset Entity or Non-ERISA Arrangement or that such an investment is appropriate for any Plans, Plan Asset Entities or Non-ERISA Arrangements generally or any particular Plan, Plan Asset Entity or Non-ERISA Arrangement.

UNDERWRITING

Barclays Capital Inc., Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement between us and the representatives of the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the principal amount of Notes set forth opposite its name below.

Underwriter	Principal Amount of Notes
Barclays Capital Inc.	$
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
Blaylock Robert Van, LLC
CastleOak Securities, L.P.
Drexel Hamilton, LLC
Mischler Financial Group, Inc.

Total	$

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the Notes sold under the underwriting agreement, if any of those Notes are purchased.

We have agreed to indemnify the underwriters and their controlling persons against certain liabilities in connection with this offering, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the Notes, subject to prior sale, when, as and if issued to, and accepted by, them, subject to approval of legal matters by their counsel, including the validity of the Notes and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The following table shows the underwriting discounts to be paid by the Company in connection with this offering. The underwriting discount is the difference between the public offering price and the amount the underwriters pay to us to purchase the Notes. The underwriting discount is  % of the principal amount of the Notes:

Per Note
Total	$

The underwriters have advised us that the underwriters propose initially to offer the Notes to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at such price, less a concession not in excess of  % of the principal amount of the Notes. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The expenses of the offering, not including the underwriting discount, are estimated at $  and are payable by us.

The Notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the Notes on any national securities exchange or for inclusion of the Notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the Notes. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the Notes or that an active public market for the Notes will develop or, if developed, that it will continue. If an active public trading market for the Notes does not develop or, if developed, continue, the market price and liquidity of the Notes may be adversely affected. If the Notes are traded, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, our operating performance and financial condition, general economic conditions and other factors.

We have agreed that we will not, from the date of this prospectus supplement through the date of delivery of the Notes to investors, without first obtaining the prior written consent of Morgan Stanley & Co. LLC, directly or indirectly, issue, sell, offer to contract or grant any option to sell, pledge, transfer or otherwise dispose of, any debt securities or securities exchangeable for, or convertible into, debt securities, except for the Notes sold to the underwriters pursuant to the underwriting agreement.

In connection with the offering, the underwriters may purchase and sell the Notes in the open market. These transactions may include short sales and purchases on the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater principal amount of Notes than they are required to purchase in the offering. The underwriters must close out any short position by purchasing Notes in the open market. A short position is more likely to be created, if the underwriters are concerned that there may be downward pressure on the price of the Notes in the open market after pricing that could adversely affect investors who purchase in the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the Notes or preventing or retarding a decline in the market price of the Notes. As a result, the price of the Notes may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates have provided, and may in the future provide, investment banking, commercial banking, financial advisory and other services to us and our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

Barclays Capital, an affiliate of one of the underwriters, acted as a joint lead arranger under our existing Revolving Credit Facility. Barclays Bank PLC, an affiliate of one of the underwriters, is a lender under our existing Revolving Credit Facility and is the Administrative Agent and provides committed financing to CIT’s U.S. Vendor Finance securitization facility. Credit Suisse Securities (USA) LLC, one of the underwriters, acted as a documentation agent under our existing Revolving Credit Facility and various affiliates of Credit Suisse Securities (USA) LLC serve as lenders under our Revolving Credit Facility. J.P. Morgan Securities LLC, one of the underwriters, acted as a joint lead-arranger under our Revolving Credit Facility. JPMorgan Chase Bank, N.A., an affiliate of one of the underwriters, is a lender under our Revolving Credit Facility and provides cash disbursement and collection, collateral management and asset management services for CIT. JPMorgan Chase Bank, N.A., an affiliate of one of the underwriters, served as a lender for certain aircraft financings through our ECA facility. Morgan Stanley Senior Funding, Inc., an affiliate of one of the underwriters, acted as a documentation agent under our existing Revolving Credit Facility and various affiliates of Morgan Stanley & Co. LLC, one of the underwriters, serve as lenders under our Revolving Credit Facility.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments, including serving as counterparties to certain derivative and hedging arrangements, and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the Company, for certain of which the underwriters and their respective affiliates may receive proceeds from this offering in connection with the repayment thereof. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments. If any of the underwriters or their affiliates has a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates have hedged and/or may in the future hedge, their credit exposure to us consistent with their customary risk management policies. Typically, these underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the Notes. Any such credit default swaps or short positions could adversely affect future trading prices of the Notes.

Notice to Prospective Investors

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of Notes may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of Notes shall require the company or the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

This prospectus supplement has been prepared on the basis that any offer of Notes in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of Notes. Accordingly, any person making or intending to make an offer in that Relevant Member State of Notes which are the subject of the offering contemplated in this prospectus supplement may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of Notes in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at, persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on, or relied on, in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Switzerland

This prospectus supplement does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations and the Notes will not be listed on the SIX Swiss Exchange. Therefore, this prospectus supplement may not comply with the disclosure standards of the listing rules (including any additional listing rules or prospectus schemes) of the SIX Swiss Exchange. Accordingly, the Notes may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors who do not subscribe to the Notes with a view to distribution. Any such investors will be individually approached by the underwriters from time to time.

Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement, nor taken steps to verify the information set forth herein and has no responsibility for this prospectus supplement. The Notes to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Notes offered should conduct their own due diligence on the Notes. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

$

CIT Group Inc.
 % Senior Unsecured Notes due 2023

PROSPECTUS SUPPLEMENT
 , 2013

Joint Book-Running Managers

Barclays	Credit Suisse	J.P. Morgan	Morgan Stanley

Co-Managers

Blaylock Robert Van, LLC
CastleOak Securities, L.P.
Drexel Hamilton
Mischler Financial Group, Inc.